FULLCIRCLE REGISTRY, INC.

161 ALPINE DRIVE

SHELBYVILLE, KENTUCKY 40065

PHONE:  (502) 410-4500  FAX (502) 633-6163

December 31, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

Response to Letter from SEC dated September 23, 2009

File No. 333-152062

To Whom It May Concern:

The following letter has been prepared in response to the Securities and Exchange Commission’s (the “Commission”) letter of December 1, 2009, requesting of certain items with regard to the Form S-1 registration statement filed by the Company on November 16, 2009.

The company will file Amendment No. 4 to Form S-1 contemporaneously with the filing of this letter.  The following clarifications have been made to Amendment No. 3 pursuant to the Commission’s request:

As a note to this Comment Letter, the page numbers that are referenced in this document are correct with the latest Edgar version.  The page numbers in our redlined document which will be submitted under separate cover may not agree with the EDGAR document because in the differences in formatting.

SEC Comment 1:

We note your response to Comment 3 and reissue the comment in part. We note that your exhibit list includes reference to a "Specimen Stock Certificate" under Exhibit 10.5 but that you have not included this certificate as an exhibit. Please file the instruments defining the rights of the preferred shareholders as exhibits pursuant to Item 601 of Regulation S- K.

Company Response:

The “Specimen Stock Certificate” is included in Amendment 4 as Exhibit 10.5. The Class B Preferred Stock is in the process of being registered with the State of Nevada and will be attached as a subsequent amendment when a Certificate of Determination is received.

SEC Comment 2:

We note your response to Comment 5 and your statement that references to the doubling of revenues has been removed from the registration statement. However, we note that page 7 of your registration statement included disclosure that you believe that a doubling of revenue is attainable. Please revise your registration statement to delete this statement.

Company Response:

The word “doubling” has been removed.  It was an oversight on our document audit.  The following is the revision language on page 5:

After adding FullCircle’s additional products, we believe that an increase of revenue is attainable.

SEC Comment 3:

We note your response to Comment 9 and reissue the comment in part. Please revise your cover page to clearly state that your offering is a best efforts offering.

In addition, please disclose the most recent closing price for your common stock following reference to the conversion rate for the preferred stock.

Company Response:

The cover page of the Prospectus has been revised pursuant to the SEC’s comment no. 3.  In addition, the following revised language appears in the section captioned Offering Details.

Conversion to Common Stock:

At any time after the expiration of the two year period following the date that a share of class B preferred stock is issued, the holder of such share may request, or FullCircle may require, that such class B preferred stock be converted into class A common stock at a conversion ratio of 10 shares of class A common stock for each one share of class B preferred stock.  The history of our common stock market value can be viewed on page 28 of the draft.  The latest closing price of our common stock on December 31, 2009 is at $.04 per share.

SEC Comment 4:

We note your response to Comment 18 and that you have included the "MISO Agreement Compensation Schedule" under Exhibit A to Exhibit 1 0.3. However, it appears that information under the headings "Types of Merchant," "Merchant Discount Rate", and "Disbursement Fee" has been redacted from the agreement. Please note that if you intend to request confidential treatment for the information you have redacted from the exhibit you must follow the procedures outlined under Rule 406 of the Securities Act of 1933. Please also refer to Division of Corporation Finance Staff Legal Bulletin No. 1 and its Addendum available on our website at

If you have not redacted information from Exhibit 10.3, please confirm that the agreement filed as Exhibit 10.3 reflects the complete agreement and that no information has been omitted from the original agreement.

Company Response:

Exhibit A to the MISO Agreement” has been filed separately in accordance with Rule 406 of the Securities Act of 1933.

SEC Comment 5:

Please expand the discussion to indicate fact you have experienced only minimal revenues to date and the extent of your cumulative losses.

Company Response:

The following paragraphs have been added under the “About Us” heading of the Registration Statement.

Since the Company’s inception, revenues were limited because the medical record storage industry and related services were not generally accepted by the public, and medical service providers, including hospitals, doctors and clinics, were not easily transitioning to electronic medical records storage. Cumulative revenues for the years from 2000 through 2006 were $571,395.   Cumulative losses through the same period were $5,977,888 as the company invested in high tech software, programming, and marketing to launch the new concept.

In the transition to the new business model in 2007 a new business plan was developed.  The company began developing plans to acquire working capital to install the new plan.  However, operations have been limited without working capital.  Management believes that once the proceeds of this offering are received the pro formas are attainable.  Since the business plan was changed we have experienced revenues of $189,532 from 2007 through September 2009.  Losses for the same period are $546,795.

SEC Comment 6:

If retained, please relocate the projection and related discussions on pages 6-13 to an appropriate subsection of your description of business and business plan beginning on page 34. The inclusion of such a detailed analysis in the summary may make it difficult for investor comprehension without an appropriate context for the presentation.

Company Response:

The revenue and related discussions referred to in SEC comment no. 6 on pages 8-15 of Amendment No. 3 have been relocated to page 35 of the amended Registration Statement

SEC Comment 7:

In response to Comment 30, we note that you have included excerpts from your Form 10- KSB for the fiscal year ended December 31, 2006 regarding the GE Wellness Contract and the prior use of the AMPO II database. To avoid potential confusion in regard to your current business plans, please revise your disclosure to provide a summary of your use of the AMPO II database in relation to the GE Wellness and other GE agreements, instead of excerpting disclosure from prior filings.

Company Response:

The GE Wellness discussion has been revised as follows on Page 33 of the revised registration statement:

The GE Wellness and other GE agreements in 2006:

The main focus of our arrangement with GE Wellness was to support the expansion of the AMPO II, Inc. business model and to market the GE Dental and Vision Program to large groups and associations.  It was management’s opinion that due to the rising cost of benefits particularly traditional health insurance; employers will be transferring, more and more, the cost of benefits to the employee. We felt that the trend will continue toward a voluntary benefit environment and we believed that the GE Dental and Vision Program would become a strong player in that arena due to name recognition, value of benefits and pricing. Our original contract with GE Wellness, which was consummated in September of 2004, only afforded us a small commission for selling the Dental and Vision Program.  The GE Wellness structure was targeted toward a direct to consumer marketing model.   In mid 2005, a division of GE Consumer Finance was formed called Benefit Solutions by GE.  In the late fall of 2005, we started negotiations for a business to business marketing contract.   After visits by GE to our Louisville office and to AMPO II, Inc. operations center, we were able to consummate the wholesale agreement with Benefit Solutions by GE.

When compared to traditional dental insurance, the GE Dental and Vision Programs were very competitive.  With traditional programs the insured must meet a deductible and co-payment, which are generally 50% of the cost of the procedure.  With GE Dental the visit to the dentist with diagnosis is free and the member enjoys discounts from 40% to 70% or depending on the procedure.  The GE Vision Program carried deep discounts at most of the major vision care providers.

The significance of the wholesale agreement between Full Circle and Benefits Solutions by GE was that FullCircle would pay a flat wholesale price for the membership as opposed to the “street contract” of a managing producer allowing us to attract active insurance individuals at competitive rates to become a strong business in the Dental and Vision insurance industry.

One very subtle, yet powerful, component to the marketing of the GE Dental and Vision is that we could bring this product into our database customers as well as adding members and member’s families’ information into our database thus giving us the opportunity to up sale other products.   In addition to the Dental and Vision plans we would be able to market the GE Prepaid Legal Plan and Identity Theft Program of which we had a wholesale agreement with Benefit Solutions by GE. It was our plan to start marketing the GE Legal and ID Theft Program in 2007.

This agreement process was the core reason for the investment in AMPO II for access to their 68,000 customer database.  FullCircle invested several hundred thousand dollars to be in a position to participate in this new GE venture.

Upon the beginning of the GE Wellness program in late 2006 FullCircle began a beta test mailing campaign from our database to market GE Wellness. The GE Legal and ID Theft program was scheduled to launch in phase two of the plan later in 2007.

The plan was to initially market with mailings and then move into insurance agent and agency recruitment to provide additional growth of that business.  We were under advisement with the GE executives and the President of the GE Group Wellness Plan during the short time we were engaged with GE.

Several beta test mailings were completed over a period of a few months.  During that period we signed up 78 customers with GE Wellness.  The responses were encouraging and we were in the process of expanding the mailings when GE vacated the Wellness plan.

Since GE vacated the program we had to phase out those participants and do not currently have any of those customers remaining at this time.  Once funding is available we anticipate re-engaging in a Dental and Vision program as one of our products.

The disbanding of GE Wellness was a major set back for FullCircle and the financial condition of the company.

SEC Comment 8:

Please expand the discussion to not only discuss the development of the plan and database in 2006 and 2007, but also the current status of the database and plans that were under development and that you anticipated to begin marketing in mid 2007. For example, how many participants do you currently have in the GE Dental and Vision programs and the GE Legal and ID Theft Programs.

Company Response:

The response to this comment is included at the end of the response to SEC comment 7 above.

SEC Comment 9:

We note your disclosure that you plan to market this offering on your website, PRs, and with friends and associates of the Company. Please revise your disclosure to explain the meaning of the term "PRs."

Company Response:

We have eliminated the term PR.

The term “PR” has been changed to “Mailings” in the revised registration statement on page 7.

Once the offering is finalized we will begin to market this offering on our website, mailings, and with friends and associates of the Company.

SEC Comment 10:

We note that you have included additional disclosure in relation to the lack of a current market for shares of your preferred stock in response to Comment 9. Please expand your risk factor disclosure to include a separate risk factor entitled "There Is No Current Market for Our Shares of Preferred Stock and No Market Will Develop. Accordingly, Investors will not be able to sell their shares of Preferred Stock." Your risk factor discussion should include the information you disclose under the heading "There Is No Current Market for Our Shares of Preferred Stock" on page 24 of the prospectus. The discussion under the risk factor should also indicate that shares of preferred stock cannot be sold or transferred and can only be converted into common stock which is currently valued at a price lower that the offering price for the preferred stock.

Company Response:

The information under section heading “Plan of Distribution and Terms of the Offering” has been revised is accordance with SEC comment no. 10.  Also, an additional risk factor has been included which restates this information.

Additional risk factor added on page 17 of registration.

There is no current market for our shares of preferred stock and no market will develop. Accordingly, investors will not be able to sell their shares of preferred stock.

There is currently no market for our shares of preferred stock and none is likely to develop. The shares you purchase are not traded or listed on any exchange or quotation medium. Our common stock is currently quoted on the Over-the-Counter Bulletin Board, but there can be no assurance that an active trading market for our common stock will be sustained.

In addition, shares of class B preferred stock which are being offered hereunder cannot be sold or transferred and can only be converted into common stock which is currently valued at a price lower that the offering price for the preferred stock.

Revised language on page 18 of the registration statement:

There Is No Current Market for Our Shares of Preferred Stock and No Market Will Develop. Accordingly, Investors will not be able to sell their shares of Preferred Stock.

There is currently no market for our shares of preferred stock. The shares you purchase are not traded or listed on any exchange or quotation medium. Our common stock is currently quoted on the Over-the-Counter Bulletin Board. There can be no assurance that an active trading market for our shares, or, if developed, that it will be sustained.

In addition, shares of class B preferred stock which are being offered hereunder cannot be sold or transferred and can only be converted into common stock which is currently valued at a price lower that the offering price for the preferred stock.

SEC Comment 11:

We note your response to Comment 28 and that you have added disclosure to a prior risk factor in relation to the fact that your financial statements have been prepared on a going concern basis. Please revise your risk factors disclosure to include a separate risk factor which addresses your ability to continue as a going concern. Please also expand your discussion to note that losses and negative cash flows could cause you to cease operations.

Company Response:

A new risk factor has been included on page 11 in the revised registration statement in accordance with SEC comment no. 11.

Our independent auditors have expressed doubt about our ability to continue as a going concern, and the amounts recorded in our financial statements may require adjustments if the assumption that the entity is a going concern proves untrue, which may hinder our ability to obtain future financing

Our independent auditors stated that our financial statements were prepared assuming that we would continue as a going concern, As a result of the going concern qualification, we may find it much more difficult to obtain financing in the future, if required. Further, any financing we do obtain may be on less favorable terms. Moreover, if the Company should fail to continue as a going concern, there is a risk of total loss of any monies invested in the Company, and it is also possible that, in such event, our shares, including those registered hereby would be of little or no value.

SEC Comment 12:

We note your response to Comment 32 and reissue the comment in part. Please remove reference to the major accounting firm and major brokerage firm in your risk factor in light of the early stage of your Company's proposed business.

Company Response:

The following paragraph was revised and appears on page 11 of the revised registration statement:

Insurance agency competitors will be those in rural America in the small towns where we make an acquisition. We anticipate that we will be offering more products and more services. We expect to be able to capture more business because there has been little evidence of major urban agencies having interest in small agencies in the communities in rural areas.

SEC Comment 13:

We note your response to Comment 37 and reissue the comment. Please update your disclosure to identify the specific terms, issues, or items being currently negotiated between management and shareholders regarding potential financing. Please note, we asking about the specific negotiations that are currently occurring between management and shareholders not about the existence of agreements between management and shareholders.

Company Response:

The following changes were made to the section following the heading “Factors That May Impact Future Results” on page 26 of the registration statement:

From time to time management contacts existing shareholders and other accredited investors, as needed, in order to obtain working capital necessary to meet current and future obligations and commitments.  Management is confident that these efforts will provide financing to continue to maintain the operational costs of the Company.  No specific negotiations are currently occurring between management and shareholders.

Other than receiving financial assistance from existing stockholders and management, and the application for the offering of preferred shares the company has no other plans to raise additional funds.  No verbal or formal written contracts have been entered into with any shareholders and/or accredited investors.  There are no specific negotiations currently occurring between management and shareholders.

SEC Comment 14:

We note your response and revised disclosure in relation to Comment 42. We note that your ownership table does not include tabular disclosure of the security ownership of any person known to be the beneficial owner of more than five percent of any class of voting securities as required under Item 403(a) of Regulation S-K. Please revise your table, as necessary, to disclose the shares of any such individual.

Please note that while the shares of an individual owning more than five percent of your voting stock is required to be disclosed, these shares should not to be included in the calculation of the aggregate amount of shares owned by executive officers and directors as a group required to be disclosed under Item 403(b) of Regulation S-K.

Company Response:

In the last document I placed the shareholders over 5% in a discussion below the note holders disclosure on page 31 of the Edgar document. In this document I have added the following chart in response to this Comment on page 48 in the registration statement.  The first paragraph of Comment 14 states that we need to disclose any such individual over 5%. The second paragraph of Comment 14 states the aggregate amount of shares owned by executive officers and directors as a group.  My interpretation of these two directives was that I needed to put Ike Boutwell in both of the tables and disclose holdings accordingly.

SECURITY OWNERSHIP OF SHAREHOLDERS IN EXCESS OF 5%

The following table sets forth as of September 30, 2009, the name and holdings of Shareholders with more than 5% of the outstanding shares.

		Number of Shares
Name and Address	Title of Class	Beneficially Owned	% of Shares

Isaac Boutwell (1)(3)
1815 Cann School Lane
East View, KY 42732	Common	10,366,502	12.89%

Alec Stone (5)
830 Lawrence St.
Brandenburg, KY 40108	Common	5,383,246	6.69%

Robert M. Swan (5)
628 River Ridge Plaza
Brendenburg, Ky 40108	Common	5,083,334	6.32%

(1) Director
(3) Includes 390,000 shares attributable to Isaac Boutwell’s family members
(5) Stockholder with over 5% of the outstanding shares

SEC Comment 15:

We note there is no footnote 4. Please advise or revise as appropriate.

Company Response:

On page F-15 of the previous registration amendment 3 there is a NOTE 4.  NOTES PAYABLE in the Edgar filed document. The same note, NOTE 4. NOTES PAYABLE is on page F-14 of this registration statement.

SEC Comment 16:

Please update your financial information throughout the filing in accordance with Rule 3-12 of Regulation S-X.

Company Response:

All of the financial statements (charts) and necessary language to reflect our statements through the September Quarter 2009 have been updated.

SEC Comment 17:

We acknowledge your response to prior comment 45. You disclose that "The Company recognizes income and expenses on the accrual basis of accounting." In your revised disclosure you state that:

"When policies are sold we have no knowledge of what the premiums will be or if they will be accepted by the insurance company since most insurance policies require medical exams, which then determine the cost of the policy. These policies go to underwriters and acceptance or denial of the policy occurs. We are usually informed when the documentation and the commission check arrives. The customer usually pays the first premium with the application. It is refunded if the policy is rejected. At no time have we known the amount before payment for insurance policies. Approximations will not be booked."

"We keep the books open for two weeks after the accounting period to provide for an accurate accounting of our expenses. After two weeks we then close the books so that we can file our 10Q and 10K reports on a timely basis. Because of the nature of our business we have no on-going obligations with the exception of professional legal, accounting and auditing services and that information is unknown until we receive those invoices. All other materials and services are processed on a pay-as-you go process."

Since you do not account for your commission revenues earned and expenses incurred until payment or an invoice is received, it does not appear that your financial statements are prepared on the accrual basis of accounting. Given the disclosures in your significant accounting policies, please tell us why you believe your financial statements are prepared on the accrual basis.

Company Response:

Our previous response appears to have created additional confusion, which we hope to clear up with this response.  Also, we confirm that our financial statements are indeed prepared on the accrual basis of accounting.

We accrue all invoices received and also accrue for any estimated accounts payable when we close our books for any accounting period.  Our previous response did not state this issue correctly.

 If any invoice is not received in the two week period after the ending of the accounting period that pertains to the accounting period we would estimate and accrue the liability when we close the books.

Revenue is recognized according to the below policy.  Should any revenue ever be achieved where we have not received an expected payment we will accrue that receivable for recognition upon satisfaction of our revenue recognition criteria as disclosed in our revised disclosures.

Installed into the registration statement under Note 1. Significant Accounting Policies b. Accounting Method & Revenue Recognition, page F-7.

The Company applies the provisions of SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements (“SAB 104”), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  The SAB 104 outlines the basic criteria that must be met to recognize the revenue and provides guidance for disclosure related to revenue recognition policies.  In general, the Company recognizes revenue related to licensing fees when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable and (iv) collectability is reasonably assured.

Insurance commissions are not booked at the time that applications for insurance are submitted for processing to the insurance companies on behalf of the customer.  The Company recognizes income on insurance commissions at the earlier of

(i)

the time it receives written acceptance of the application or

(ii)

when the commission check arrives.

When the Company sells insurance policies, we have no knowledge of the amount of premium that will be due or whether the insurance application will be accepted at all.  Insurance companies require a medical examination with each submitted application, which determines whether a client will be accepted and the amount of the premium.  The client usually pays the first estimated premium payment with the insurance application.  The Insurance Company returns the first premium payment to the client if the application is rejected. The first premium payment is not booked as revenue until the insurance company has accepted it.

We book our commission expense at the same time that we book our insurance sales revenue.  This is all done at the time that we learn of the acceptance of the sale of the insurance products.

SEC Comment 18:

We acknowledge your response to prior comment 48. Please address the following:

Tell us the factors that you considered in revising the useful life of the intangible asset from 15 years to the five year life estimated in the valuation report; and

Tell us the accounting literature you relied upon to account for the change in the estimated useful life as a change in accounting estimate rather than a correction of an error that would require restatement of your financial statements.

Company Response:

Originally the management’s position was that we amortize the database over a 15-year useful life.  This was done beginning on July 1, 2008 after the testing of the database was concluded and prior to the request for the appraisal of the database.

According to FASB Rule 142, determining the Useful Life of an Intangible Asset, allows for the life of the intangible asset to be determined by Management.

Paragraph 12; Intangible Assets Subject to Amortization

“If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. “

In response to the Comment letter that we received after the 2nd amendment Management reevaluated the database’s remaining life in accordance with SFAS 142 paragraph 14 and determined that it would be appropriate to change the 15-year life to a 5-year life.  This revised remaining life of 5 years is also a more conservative estimate.

The amortization was changed in our September Quarter 10Q.

The following rule applies since this was not an error but an adjustment of the life of the database.

FASB Rule 142 Paragraph 14; “An entity shall evaluate the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively over that revised remaining useful life.”

In researching the FASB Rules it was determined that Management is responsible to determine a “best estimate” of the life of an intangible asset.   Management re-evaluated our position and within the confines of the pronouncement elected to make the change.

The following language correction was inserted under m. Intangible Assets:

Management made a change of the estimate of useful life from 15 years to 5 years and that was a change of estimate not a correction of error and hence the company began to amortize over the new estimated life starting the 3Q of 2009.  The new amortization is $21,510 per quarter.

SEC Comment 19:

We acknowledge your response to prior comment 49. In your response you state that you "made the proper entries to correct the situation." Please provide us with the journal entries made to reflect the cancellation of the warrants in 2007. In addition, please disclose, if true, that the warrants were actually cancelled in 2004, but were not properly reflected in the accounting records of the company at that time and therefore an adjustment was made in 2007 to properly reflect the cancellation of the warrants.

Company Response:

We did not intend to reflect that any “journal” entries were made.  We stated, “ ….made the proper entries to correct the situation”.   This statement is clarified as follows:

The “proper entries” were identifying the fact that they were properly disclosed in the financials (2007 and 2008 10KSB) rather than in the “Journals” of the company.

The warrants were originally issued in 2003 in accordance with the provisions of APB 25, which was allowable at that time.  As such the warrants did not impact the financial statements upon issuance and were simply a disclosure item.

In 2004 as part of the reorganization of management an agreement was reached whereby the warrants would be cancelled; which they were.  However, the footnote disclosure continued to incorrectly show the warrants as outstanding until 2007 when the correction to the footnotes was made.  This oversight was very minor and deemed to be immaterial.  Therefore, the correction was simply one of correcting the footnote disclosure and had no further accounting impact.

SEC Comment 20:

We note your disclosure that you have had no recent sales of unregistered securities on page II-l of your registration statement. However, we note that your disclosure on page 46 identifies several transactions involving the sale of unregistered securities. Please revise your filing to address this inconsistency and ensure that you have provided the disclosure required under Item 15 of Form S-I and Item 701 of Regulation S-K.

Company Response:

The statements made on page 46 were originally intended to reflect promissory notes only.  The addition of the stock issued should have not been in this location.  The notes were disclosed in the Liquidity and Capital Resources section on page 29 of the Edgar document. Also, all shares issued are identified in NOTE 9. STOCKHOLDERS EQUITY are registered as reflected and the language should have stated that they ALL were registered with each issue.

We have added a new heading and properly disclosed the “unregistered shares issued.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Unless otherwise noted, the following unregistered shares were issued to an accredited investor in a private transaction exempt under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended.

The company sold 1,270,000 unregistered shares at the market price of .0315 and 666,668 unregistered shares at the market price of .03 for working capital of $60,000 during the nine-month period ending September 30, 2009.

In January 2008, 100,000 unregistered shares were issued for services at the rate of .04 per share. In April 2008, 2,000,000 unregistered shares were issued for cash for operating capital at the rate of .04 per share.   In June 2008, 175,000 unregistered shares were issued for services at the rate of .04 per share. In July 2008, 25,000 registered shares were issued for services at the rate of .04 per share.

In February 2007, the Company issued 2,000,000 unregistered shares of common stock at $0.01 per share for operating capital.  Also, in February the Company issued 123,452 unregistered shares of common stock valued at $0.01 per share for services.  In March 2007, the Company issued 269,000 unregistered shares of common stock valued at $0.01 per share for services.

We have revised the heading following this disclosure to represent Promissory Notes only titled “PROMISSORY NOTES AND USE OF PROCEEDS.”

The statement that we have had no recent sales of unregistered securities on page II-I of the registration statement is correct.

* * * * * * * * * * * *

Please feel free to contact us or our attorney, Matthew D. Watkins at (502)589-4215, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President